185 Berry Street, Suite 4800

San Francisco, CA  94107

Phone:  415.659.3500

Fax:       415.651.9435

August 10, 2009

Via EDGAR and Facsimile

Mr. Ajay Koduri

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C.  20549

Re:	FiberTower Corporation Annual Report on Form 10-K for the year ended December 31, 2008 Filed March 13, 2009 File No. 000-21091

Dear Mr. Koduri:

On behalf of FiberTower Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), including the portions of the Company’s Definitive Proxy Statement on Schedule 14A incorporated by reference therein (the “Proxy Statement”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment in boldface type.

Form 10-K for the year ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 45

1.                                      We refer to your disclosures regarding management’s use of the non-GAAP measure labeled adjusted EBITDA.  Disclose in more detail why you believe this measure is a useful indicator of operating performance since it excludes the impact of capital items that are necessary to generate revenues. This measure also omits recurring items such as stock-based compensation and impairment of long-lived assets and goodwill.  Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: www.sec.gov/divisions/corpfin/fags/nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring items, you must provide detailed disclosures explaining why management believes this performance measure is useful.

Your discussion should, at a minimum, disclose the following:

•                                          The manner in which management uses the non-GAAP measure to conduct or evaluate the business;

•                                          The economic substance behind management’s decision to use such a measure;

•                                          The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•                                          The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Also, explain why you believe EBITDA is a “useful tool for investors to assess the operating performance” of your business. Since capital items are a necessary expenditure to enable you to generate revenues, please address in your disclosure why a financial measure that omits these expenditures is a relevant and useful measure of operating performance.

Response:

In response to the Staff’s comments, the Company defines Adjusted EBITDA as net income (loss) from operations before interest, taxes, depreciation and amortization, impairment and restructuring charges, stock-based compensation, gain on the early extinguishment of debt and other income (expense). We understand Adjusted EBITDA is not a substitute for operating income, net income (loss), or cash flow used in operating activities as determined in accordance with GAAP, as a measure of performance or liquidity. In addition, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. This non-GAAP financial measure should be viewed in addition to, and not as an alternative for, our reported financial results as determined in accordance with GAAP. Management believes the exclusion of interest expense, income tax benefit, depreciation and amortization and excluding the effect of stock-based compensation, restructuring charges, impairment of long-lived assets, impairment of goodwill, gain on the early extinguishment of debt, and impairment of FCC licenses from its net income (loss) is necessary to provide the most accurate measure of our core operating results and as a means to analyze period-to-period changes in operating results.

We believe Adjusted EBITDA provides an additional way to view our operations, and when viewed with both our GAAP results and the reconciliation to net income (loss), we believe it provides a more complete understanding of our business than could otherwise be obtained absent this disclosure. Adjusted EBITDA is an especially important measurement in a capital-intensive industry such as telecommunications. We use Adjusted EBITDA internally as a metric to evaluate and compensate the performance of our personnel and management, and as a benchmark to evaluate our operating performance in comparison to our competitors. Management also uses Adjusted EBITDA to measure from period-to-period its ability to fund capital expenditures, fund growth, service debt and determine bonuses. We have provided this information to enable analysts, investors and other interested parties to perform meaningful comparisons of past and current operating performance and as a means to evaluate the results of our ongoing operations.

We respectfully advise the Staff that we have added the following additional detail as a supplement to the discussion of Adjusted EBITDA in our Non-GAAP Financial Measures disclosure in our Form 10-Q filing for the period ended June 30, 2009, which was filed on August 7, 2009, and we will add similar disclosure in our future filings:

Non-GAAP Financial Measures

We use the total Adjusted EBITDA, which is a non-GAAP (Generally Accepted Accounting Principles) financial measure, to monitor the financial performance of our operations.  This measurement, together with GAAP measures such as revenue and loss from operations, assists management in its decision-making processes relating to the operation of our business.  Adjusted EBITDA is defined as net income (loss) from operations before interest, taxes, depreciation and amortization, impairment and restructuring charges, stock-based compensation, gain on early extinguishment of debt, and other income (expense).  Adjusted EBITDA is not a substitute for operating income, net income (loss), or cash flow used in operating activities as determined in accordance with GAAP, as a measure of performance or liquidity. In addition, our presentation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.  This non-GAAP financial measure should be viewed in addition to, and not as an alternative for, our reported financial results as determined in accordance with GAAP.

We believe Adjusted EBITDA provides an additional way to view our operations, and when viewed with both our GAAP results and the reconciliation to net income (loss) we believe it provides a more complete understanding of our business than could otherwise be obtained absent this disclosure. Adjusted EBITDA is an especially important measurement in a capital-intensive industry such as telecommunications. We use Adjusted EBITDA internally as a metric to evaluate and compensate the performance of our personnel and management, and as a benchmark to evaluate our operating performance in comparison to our competitors. Management also uses Adjusted EBITDA to measure from period-to-period its ability to fund capital expenditures, fund growth, service debt and determine bonuses. We have provided this information to enable analysts, investors and other interested parties to perform meaningful comparisons of past and current operating performance and as a means to evaluate the results of our ongoing operations.

Other companies in our industry may calculate Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of performance under GAAP and should not be considered as a substitute for net income (loss) prepared in accordance with GAAP. Adjusted EBITDA has significant limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•                  Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•                  Adjusted EBITDA does not include depreciation and amortization expense. Depreciation and amortization are necessary elements of our costs and ability to generate profits and the assets being depreciated and amortized will often have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such replacements;

•                  Adjusted EBITDA excludes the effect of all non-cash equity based compensation. We have excluded these financial measures, because we believe non-cash equity based compensation is not an indicator of the performance of our core operations;

•                  Adjusted EBITDA does not include impairment of long-lived assets and other charges. We exclude the effect of impairment losses because we believe that including them in Adjusted EBITDA is not consistent with  reflecting the ongoing performance of our remaining assets;

•                  Adjusted EBITDA does not include restructuring charges. The restructuring charges relate to a restructuring plan implemented by the Company during the second quarter of 2008 as a result of the Company’s decision to restructure its operations to reflect changes in its strategic plans designed to reduce costs. The Company excluded the effect of this non-recurring and material item from GAAP net income (loss) as it is not indicative of our continuing operations;

•                  Adjusted EBITDA excludes impairment of goodwill. As a result of a further decline in our market equity value in the first quarter of 2008, we concluded that the carrying value of goodwill was fully impaired and recorded an impairment charge of $86.1 million, reducing the fair value of goodwill to zero at March 31,

2008. We excluded the effect of this impairment charge from GAAP net income (loss) as it is not an indicator of ongoing operations;

•                  Adjusted EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.  We exclude interest expense from this measure so that investors may evaluate our operating results without regard to our financing methods;

•                  Adjusted EBITDA does not reflect interest income or the cash benefits derived. We exclude interest income because we do not believe it is an indicator of ongoing operations;

•                  Adjusted EBITDA does not include the gain on early extinguishment of debt. We exclude the effect of gains recorded on the early extinguishment of debt because we believe that including them in Adjusted EBITDA is not consistent with reflecting the performance of our continuing operations; and

•                  Adjusted EBITDA does not reflect income tax provision or benefit or the cash requirements necessary to pay for income tax obligations;

We compensate for these limitations by using non-GAAP financial measures as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of our profitability and operating results.

The following table shows the calculation of our total adjusted EBITDA reconciled to net income (loss) for the three and six months ended June 30, 2009.

	Three months ended June
	30,		Six months ended June 30,
	2009	2008	2009	2008
Net income (loss)	$21,112	$(41,464)	$47,824	$(161,464)
Adjustments:
Depreciation and amortization	7,004	6,698	14,027	11,818
Stock-based compensation	873	911	2,274	3,136
Impairment of long-lived assets and other charges	62	8,617	165	13,433
Restructuring charges	97	5,524	201	5,524
Impairment of goodwill	—	—	—	86,093
Interest income	(74)	(1,333)	(228)	(3,674)
Interest expense	11,959	11,336	27,074	22,909
Gain on early extinguishment of debt, net	(44,577)	—	(98,248)	—
Miscellaneous income, net	(56)	(37)	(171)	(10)
Income tax (benefit) provision	381	—	(1,087)	—
Adjusted EBITDA	$(3,219)	$(9,748)	$(8,169)	$(22,235)

2.                                      We note that FCC licenses accounted for 41% of total assets as of December 31, 2008.  We note that the net losses have increased in recent years due to the negative impact of the current economic environment.  We note that you performed your annual impairment test in the fourth quarter of 2008 and concluded that $288 million of the FCC licenses were not impaired.  In light of the significance of your FCC licenses balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of FCC licenses.

Specifically, we believe you should provide the following information:

•                                          Disclose the date of your annual impairment test and whether you have performed subsequent interim impairment tests.

Response:

FiberTower has a formal impairment testing process for its FCC licenses pursuant to the guidance in SFAS 142, Goodwill and Other Intangible Assets.  This testing is conducted annually as of November 1, but more frequently if events and circumstances indicate the assets might be impaired.  The Company disclosed the date of its annual impairment test in its Form 10-K in the last full paragraph on page 57 and in Note 7 on page 83.

As of the date of this letter, FiberTower has not conducted any subsequent interim impairment tests.  However, management does evaluate the FCC licenses for indicators of impairment every quarter subject to the guidelines in SFAS 142 and recent Commission guidance.  The indicators the Company reviews include, but are not limited to the following:

1.               Recent industry trends;

2.               Significant adverse changes to operating losses or downward revisions to forecasts;

3.               Significant decrease in the market value of an asset; or

4.               A decline in the enterprise market capitalization of the Company.

Since the Company’s last impairment test on November 1, 2008, management supplementally notes the following industry trends and company performance relative to these indicators:

•                  The wireless communications industry, which the Company supplies, has continued to grow through the current economic turmoil.  This growth has largely been driven by the introduction of new devices such as the iPhone and other high data devices that require more bandwidth than traditional voice-only phones.

•                  Many of the wireless service providers, such as AT&T Mobility, Verizon Wireless, T-Mobile and Sprint Nextel are actively upgrading their networks and adding new cell sites to support the launch of next generation networks.

•                  FiberTower has benefited from the trends by generating continued improvement in its operating cash flow and by seeing an increase in the overall number of opportunities where it is being asked to provide quotes for future service.

•                  These industry trends have enabled the Company to exceed its internal projections over the first six months of 2009 by adding new revenue on its existing network.

Based on the above trends and performance, management has concluded that there are no circumstances that indicate an interim impairment test is required as of this time.

The Company respectfully submits that it has made the requested disclosures in its Form 10-K with respect to its annual impairment date and subsequent testing.

•                                          Disclose the carrying value of the intangible asset for each unit of accounting.

Response:

FiberTower considers its unit of accounting on a quarterly basis subject to the guidance in EITF 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets.  Based on this evaluation, management believes it is appropriate to value its FCC licenses on an aggregated basis as a single unit of accounting.  This decision was primarily based on the following considerations:

•                  The spectrum licenses (both 24 GHz and 39 GHz) were assembled based on the belief that their sum was greater than the parts.  By owning the same spectrum on a nationwide basis, FiberTower is able to get vendor attention and have them develop equipment in the proper bands.  This has been a significant issue for fragmented spectrum bands with no concentrated holdings;

•                  Smaller spectrum owners have been unable to reap any material value due to their inability to provide a service over a broader geography.  Large customers like the wireless carriers are not interested in receiving service in a fragmented fashion.  Based on this, cash flow generation from one license to the next is often dependent on a nationwide relationship with a customer that makes the spectrum values dependent on one another. Therefore, the spectrum licenses as a group represent the highest and best use of the assets from the perspective of a typical market participant in an exit scenario; and

•                  FiberTower has not considered nor adopted any plans to dispose of any intangible assets separately.

The Company respectfully submits that it has disclosed its carrying value for the FCC Spectrum Licenses at the unit of accounting in its Form 10-K.  In future filings where the valuation of FCC licenses is addressed, the Company will add additional disclosure specifically noting that it values its FCC licenses on an aggregate basis.

•                                          Describe the nature of the valuation techniques you employed in performing the impairment tests.  If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset.  If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

Response:

FiberTower estimates the value of its FCC licenses using a discounted cash flow model, as noted in its Form 10-K on page 57, paragraph 2.  The Company specifically relies on an income-based approach, “The Greenfield Model,” a form of a discounted cash flow model, using a hypothetical build-up or start-up method.  The Company retained an outside consultant to support management’s performance of the annual impairment test as of November 1, 2008.

During the Company’s impairment analysis, we utilized numerous assumptions and estimates in applying our valuation methodologies and in projecting future operating characteristics for FiberTower.  In general we considered the following:

•                  Unit prices/Services offered

•                  Growth rate and market size

•                  Operating expenses (including depreciation) (including start-up investment costs)

•                  Income Taxes

•                  Capital expenditures (includes start-up investment costs)

•                  Working capital

We also considered competition, trends and general economic conditions.  In the application of our valuation methodologies, we applied discount rates that are based on analyses of public company information, assessment of risk, current market conditions, and other factors and estimates.

In utilizing a discounted cash flow methodology, the Company did consider the guidance in EITF D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill.  The cash flows contained in the discounted cash flow model assume that FiberTower continues to operate a single network platform. This network platform and the resulting cash flows are completely dependent on using the FCC licenses to deliver telecommunications service and generate revenue.  This dependence gives the Company confidence that it has accurately isolated the cash flows related to the FCC licenses.

In addition to utilizing a discounted cash flow methodology, the Company also evaluated the reasonableness of the income-based valuation by also considering a reconciliation back to the Company’s Total Invested Capital (“TIC”) as of the November 1, 2008 impairment testing date.  FiberTower defines its TIC as the market value of its equity plus the contractual obligation of its debt.  The Company subtracted the carrying value of its tangible assets from the TIC to calculate what residual value was left over for intangibles.  The Company notes that as of the testing date, the implied residual value attributable to intangibles was $286.5 million.  FiberTower noted that this represented a less than 1% difference from the outcome of the income-based approach and supported the income-based conclusion.

FiberTower respectfully submits that it has made the requested disclosures with respect to valuation methodology and significant estimates and assumptions.   In future disclosures where the valuation of the FCC licenses is discussed, the Company proposes to note specifically that it uses a “Greenfield Model” and to discuss the additional reasonableness tests it conducts to evaluate the appropriateness of the outcomes derived by the income-based methodology.

•                                          Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test.  In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

Response:

FiberTower considered during the 2008 FCC license impairment test its facts and circumstances, the marketplace in which it competes as well as activity in the broader macroeconomic environment.  This consideration led the Company to make certain changes to its approach and key assumptions.  The key changes to the assumptions were as follows:

•                  Unit Prices/Growth Rate: The 2007 projections modeled the Company growing revenue by selling a certain amount of bandwidth to its carrier customers in year one of the model and growing that bandwidth in a linear fashion based on the Company’s historical organic growth experience.  In late 2008, the Company’s carrier customers began indicating their need and desire to purchase higher initial bandwidth services to support the backhaul needs of their next generation networks relative to what they have historically purchased.  In response to this marketplace change, FiberTower adjusted its business model to show higher initial bandwidth sales, at a lower price per unit of bandwidth, occurring in the earlier years of the model.  This had the impact of providing the Company higher revenue in the earlier years of the projections, but lowered the growth rate so outer year revenues are lower relative to the 2007 projections.  The decrease in the outer years is a reflection of the Company’s view that carriers will not be adding higher price units of bandwidth since they are buying in bulk at lower unit prices at an earlier point than previously contemplated.

•                  Discount Rate: The 2007 FCC license valuation utilized a discount rate of 17.5%.  In 2008, the Company increased this discount rate by 3.4% to 20.9%.  This increase was driven by analyzing the change in risk premiums in the wireless communications industry affecting a market participant’s cost of debt and cost of equity.  The Company believes the increased risk premiums were largely driven by the unprecedented disruption that occurred in the capital markets in the fourth quarter of 2008.

•                  SG&A: In May 2008, FiberTower conducted a reduction in its work force of approximately 28% to realize efficiencies across multiple departments.  This reduction removed approximately $14 million in annual expense across Cost of Service Revenue, Sales and Marketing and General and Administrative expenses.  As part of the 2008 FCC license impairment test, the Company revised its corporate overhead expenses to reflect this change.

The Company believes the changes to the assumptions were appropriately considered and adjusted relative to the best available information about the industry and the broader economic environment.  Management further notes that while the cost of capital has increased for all market participants, and specifically a market participant in our industry, the Company has not experienced downward revisions to its results or forecasts.  The Company believes this is attributable to continued growth in the overall wireless industry where FiberTower is a supplier.

The Company respectfully submits that its disclosure adequately addresses the Staff’s comments and believes its estimates fall within its general disclosure on page 57 that, “Cash flow projections and assumptions, although subject to a degree of uncertainty, are based on a combination of our historical performance and trends, our business plans and management’s estimate of future performance, giving consideration to existing and anticipated competitive economic conditions.  Other assumptions include our weighted average cost of capital and long-term growth rate for our business.”

•                                          Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions.  For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

•                                          Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

FiberTower utilizes sensitivity analyses to aid in its valuation and impairment evaluation with the key assumptions reviewed:

•                  Net Revenue/Net Cash Flow: FiberTower operates a highly fixed operating cost business.  This fact typically means that a 1% change in revenue translates to an approximately 1% change in net cash flow.  The FCC licenses fluctuate in value in a directly proportional manner relative to a decrease in the net revenue or net cash flow in the projections.  A 1% decrease in net revenue or net cash flow translates to a decline in the carrying value of the FCC licenses by approximately 1%.

•                  Discount Rate: The valuation of the FCC licenses is highly sensitive to changes in the discount rate.  This sensitivity is primarily driven by the fact that close to 100% of the capital investments occur in the first year of the model and significantly greater than 100% of the carrying value is contained in the terminal value.  The terminal value is calculated by dividing the net cash flow in the final year of the model by the discount rate minus the perpetual growth rate.  This calculation has the impact of amplifying any changes in the discount rate such that a 1.0 basis point (0.1%) increase in the discount rate translates to a ~8% decline in value relative to the current carrying value of $288 million.

Given the above sensitivities, the Company believes it is important to consider other reasonableness tests such as the Total Invested Capital reconciliation previously discussed.

The Company recognizes that the FCC licenses are highly sensitive to the discount rate, but continues to believe that no further impairment has occurred since November 1, 2008.  In support of this view, management highlights the following:

•                  FiberTower has continued to meet and exceed its 2009 plan through June 2009.

•                  The Company has seen a significant amount of bandwidth growth across its networks, providing evidence that wireless carriers are continuing to purchase larger amounts of bandwidth to support the growth of bandwidth-intensive devices.

•                  Risk premiums, the key driver in the derivation of the discount rate, have declined over the first six months of 2009 as the credit constraints have begun to ease.  This is evidenced by positive performance of the high yield bond market which has enabled non-investment grade companies to reenter the market and is further evidenced by the increase in value of FiberTower’s own outstanding securities.

In future disclosures where the valuation of the FCC licenses is addressed, the Company proposes including a disclosure noting the sensitivity of the FCC license valuation to changes in the underlying net cash flows and discount rate.

Definitive Proxy Statement incorporated by reference into Part II of the Form 10-K

Compensation Discussion and Analysis, page 14

Annual Cash Incentive Awards, page 17

3.                                      You state, in the first paragraph on page 17, that your named executive officers participate in a cash bonus program and that payouts under that program are based on meeting defined financial targets and specific non-financial objectives.  In future filings, please disclose the performance measures — whether objective or non-objective — that you use to determine the amount of compensation that you pay to your NEOs.  See Item 402(b)(1)(v) of Regulation S-K.

Response: In future filings of the Proxy Statement, we will disclose the performance measures that we use to determine the amount of compensation that we pay to our NEOs.

4.                                      Further, if you use non-objective performance measures to evaluate the performances of your NEOs, please describe the criteria or factors upon which you evaluate these NEOs.  Finally, please explain how your NEOs or company performed with respect to each objective or non-objective performance measure; that is, describe the level of achievement of each measure.  See Items 402(b)(2)(vi) and (vii).

Response: The Company’s Compensation Committee sets the performance measure for the entire company on a quarterly basis.  These performance measures are based on objective measures such as quarterly revenue, Adjusted EBITDA, quality and sales-based milestones.  In future filings of the Proxy Statement, the Company will disclose the performance measures and how the Company performed relative to them.

Long-Term Incentive Compensation, page 17

5.                                      In the first full paragraph on page 18, you state that you made 1,350,000 stock option grants to your NEOs.  Also, in the fifth full paragraph on page 18, you state that you made restricted stock grants to certain of your NEOs.  In future filings, please explain how you determined the amount of stock options, restricted stock, or other forms of equity compensation to award your NEOs.  For instance, please analyze and discuss in greater detail why you awarded Mr. Van Wagenen 500,000 stock options.  You may consider discussing his (as with other NEOs) past performance, future contribution potential, or other compensation elements to explain the underlying reasons for awarding him a certain amount of equity compensation.

Response: In future filings of the Proxy Statement, we will disclose the criteria used to determine the amount of stock options, restricted stock, or other forms of equity compensation to award our NEOs.

Potential Payments Upon Termination or Change-in-Control, page 27

6.                                      In future filings, please provide a concise definition of “Cause,” “Good Reason” or other material terms that part of your executive employment agreements that describe certain circumstances that would trigger payments or other benefits under those agreements.  See Item 402(j)(1) of Reg. S-K.

Response: In future filings of the Proxy Statement, we will provide concise definitions of “Cause”, Good Reason” and any other material terms of our executive employment agreements that describe circumstances that would trigger payments or other benefits under those agreements.

7.                                      Also, to help investors readily understand your disclosure in future filings, please consider using a chart to describe and quantify the estimated payments and benefits that would be provided to your NEOs if their employment were terminated under certain circumstances or upon a change-in-control.

Response: We anticipate including a chart in future filings of the Proxy Statement to describe and quantify the estimated payments and benefits that would be provided to our NEOs if their employment was terminated under certain circumstances or upon-change-in-control.

In connection with responding to the Staff comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (415) 659-3698 with any comments or questions regarding this letter or the above-referenced Form 10-K and Proxy Statement.

Very truly yours,

/s/ Thomas A. Scott

Thomas A. Scott

Chief Financial Officer